BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


BAA

12 May 2003


03050612

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 5/20

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 May 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

For immediate release Monday 12 May, 2003

BAA CALLS FOR RESPONSIBLE GROWTH OF UK AVIATION

BAA, the leading UK airport company, today calls for the phased construction of up to three new runways in the South East of England in the coming 30 years.

In its response to the Government's consultation on aviation capacity in the South East (SERAS), BAA says a prompt decision is needed on the first runway and that land should be safeguarded at two other sites.

According to BAA, there are four candidates from which the Government should choose its three options: a short runway at Heathrow for use by short-haul aircraft; a second runway at Gatwick and up to two additional runways at Stansted.

Commenting on the submission, Mike Clasper, BAA's chief executive designate said: "This is a critical decision for the UK. If we do not provide the infrastructure for aviation to grow, we will cause significant damage to our country's international competitiveness. Aviation is vital to the growth of internationally traded services and high value manufacturing, upon which our economic future depends. We cannot have a dynamic aviation industry without a strong airport sector, which plans for long-term growth. We can't afford to see in aviation the problems we have today on our railways."

"Aviation is also essential to the UK tourism industry, the country's biggest employer. And it offers services, today affordable by virtually everyone, to enjoy new travel opportunities, which enrich lives and open minds.



“As ministers have said, doing nothing in the face of these realities is not an option. We hope that firm decisions will be made before the end of the year, not least so that people who live near airports where there is to be no runway development will be spared ongoing blight.”

BAA has evaluated the many options put forward by the Government last year on the basis of their operational aspects, and their social, environmental and economic impacts. The company has also worked with the Strategic Rail Authority and others to identify issues associated with future runway development. A nine-page joint statement by BAA and the SRA is published today as part of BAA’s submission to the Government.

Among the environmental issues considered in BAA’s submission are land take, noise and air pollution. BAA says that its approach to responsible airport development is based upon the Government’s own four principles for sustainable development.

“By responsible growth, we mean an approach which balances economic, social and environmental concerns and which respects absolute environmental capacity limits, where these have been clearly established, as is the case with climate change,” said Mr Clasper.

“We are committed to working with the Government and with our local communities to understand fully the detailed issues surrounding air pollution and noise disturbance and to work with all stakeholders to control, mitigate or compensate for these impacts.”

BAA also submits its response today on the Government's consultation on the future of aviation in Scotland. Demand for air travel is growing in Scotland but there is no clarity at present about how the demand will take shape in the medium to long term. BAA therefore proposes that land is safeguarded at both Glasgow and Edinburgh, giving flexibility for the future.

BAA also sets out eleven tests the Government should apply in working towards a sustainable aviation strategy for the UK. The company's submission concludes: "BAA believes that if the Government pursues a responsible approach which meets these tests, the UK will have a world-class airports system."

-Ends-

Media enquiries: **Caroline Corfield/Samantha Birmingham**
BAA plc Tel: + 44 (0) 20 7932 6654

City enquiries: **Alison Livesley**
BAA plc Tel: +44 (0) 20 7932 6692

Note – attached to this press statement is the 8 page summary to BAA's submission. The full document, *Responsible Growth: BAA's response to the Government Consultation, The Future Development of Air Transport in the United Kingdom, South East (SERAS),* can be downloaded from www.baa.com/consultation.